As filed with the Securities and Exchange Commission on May 5, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PGIM Private Real Estate Fund, Inc.

(Name of Issuer)

PGIM Private Real Estate Fund, Inc.

(Name of Person(s) Filing Statement)

Class I, Class D, Class S and Class T Shares of Common Stock, Par Value $0.001 per Share

(Title of Class of Securities)

69419Y105, 69419Y204, 69419Y303, 69419Y402

(CUSIP Number of class of securities)

Claudia DiGiacomo, Esq.

PGIM Investments LLC

655 Broad Street

Newark, New Jersey 07102

973-802-5032

(Name, Address and Telephone No. of Person Authorized to

Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:
Benjamin C. Wells, Esq.	Ryan P. Brizek, Esq.
Jacqueline Edwards, Esq.	Simpson Thacher & Bartlett LLP
Simpson Thacher & Bartlett LLP	900 G Street, N.W.
425 Lexington Avenue	Washington, DC 20001
New York, New York 10017

□Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

□third-party tender offer subject to Rule 14d-1.

☒issuer tender offer subject to Rule 13e-4.

□going-private transaction subject to Rule 13e-3.

□amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

□Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

□Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on March 27, 2025 by PGIM Private Real Estate Fund, Inc., a Maryland corporation (the “Fund”), in connection with an offer by the Fund (the “Offer”) to purchase for cash outstanding shares of the Fund’s Common Stock, par value $0.001 per share (the “Shares”), representing up to 5.0% of the Fund’s aggregate net asset value, upon the terms and subject to the conditions contained in the Offer to Purchase dated March 27, 2025 (the “Offer to Purchase”) and the related Letter of Transmittal. As described in the offer, the Fund reserved the right to purchase outstanding Shares representing up to an additional 2.0% of the Fund’s aggregate net asset value without amending or extending the offer.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.The Offer expired at 4:00 p.m., Eastern time, on April 24, 2025.

2.No shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Letter of Transmittal.

ITEM 12. EXHIBITS

EXHIBIT	DESCRIPTION
NO.
(b)	Calculation of Filing Fee Table

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PGIM PRIVATE REAL ESTATE FUND, INC.

By:	/s/ George Hoyt
Name:	George Hoyt
Title:	Assistant Secretary

Dated: May 5, 2025

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
NO.
(a)(1)(i)	Offer to Purchase, dated March 27, 2025*
(a)(1)(ii)	Form of Letter of Transmittal*
(a)(1)(iii)	Letter to Stockholders*
(b)	Calculation of Filing Fee Tables (filed herewith)

*Previously filed with Schedule TO-I on March 27, 2025.